EXHIBIT 99.1

CONTACT

Edward Wong, Chief Financial Officer

011-852-2810-7205 or cfo@chnr.net

FOR IMMEDIATE RELEASE

CHINA NATURAL RESOURCES RELEASES

INTERIM RESULTS OF OPERATIONS

HONG KONG, December 2, 2009 – CHINA NATURAL RESOURCES, INC. (NASDAQ: CHNR), a company based in the People’s Republic of China, today released unaudited interim financial statements for the three and six months ended June 30, 2009 as follows:

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND
COMPREHENSIVE INCOME (LOSS)  (UNAUDITED)

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2009 AND 2008

(Amounts in thousands, except share and per share data)

	Three Months Ended June 30,			Six Months Ended June 30,
	2008	2009	2009	2008	2009	2009
	RMB	RMB	US$	RMB	RMB	US$

NET SALES	29,722	12,999	1,903	38,268	17,563	2,571
COST OF SALES	(12,141)	(12,371)	(1,811)	(16,023)	(16,268)	(2,381)
GROSS PROFIT	17,581	628	92	22,245	1,295	190

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES, including share-based compensation expense of RMB13,008 (US$1,904) for the six months ended June 30, 2009 (2008: RMB13,008) and RMB6,504 (US$952) for the three months ended June 30, 2009 (2008: RMB6,504)	(9,157)	(12,870)	(1,884)	(21,658)	(26,409)	(3,867)
OPERATING INCOME (LOSS) FROM CONTINUING OPERATIONS	8,424	(12,242)	(1,792)	587	(25,114)	(3,677)
INTEREST INCOME	372	65	9	1,121	421	61
OTHER INCOME, NET	67	—	—	48	529	78
LOSS ATTRIBUTABLE TO INVESTMENT IN UNCONSOLIDATED INVESTEE	(2,306)	(2,960)	(433)	(4,437)	(5,665)	(829)
INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	6,557	(15,137)	(2,216)	(2,681)	(29,829)	(4,367)
INCOME TAXES	(4,304)	(714)	(105)	(4,941)	(1,266)	(185)
INCOME (LOSS) FROM CONTINUING OPERATIONS	2,253	(15,851)	(2,321)	(7,622)	(31,095)	(4,552)

DISCONTINUED OPERATIONS
INCOME (LOSS) FROM DISCONTINUED OPERATIONS	20,207	5	1	24,451	(15,052)	(2,204)
NET INCOME (LOSS)	22,460	(15,846)	(2,320)	16,829	(46,147)	(6,756)
OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustments
Attributable to CHNR Shareholders	(3,504)	(60)	(9)	(15,753)	438	64
Attributable to non-controlling interests	—	—	—	—	—	—
COMPREHENSIVE INCOME (LOSS)	18,956	(15,906)	(2,329)	1,076	(45,709)	(6,692)
Less comprehensive loss attributable to non-controlling interests	—	833	122	—	7,567	1,108
COMPREHENSIVE INCOME (LOSS) ATTRIBUTABLE TO CHNR SHAREHOLDERS	18,956	(15,073)	(2,207)	1,076	(38,142)	(5,584)

NET INCOME (LOSS) ATTRIBUTABLE TO:
CHNR Shareholders	22,460	(15,013)	(2,198)	16,829	(38,580)	(5,648)
Non-controlling interests	—	(833)	(122)	—	(7,567)	(1,108)
	22,460	(15,846)	(2,320)	16,829	(46,147)	(6,756)

NET INCOME (LOSS) ATTRIBUTABLE TO CHNR SHAREHOLDERS:
Continuing operations	2,253	(15,016)	(2,198)	(7,622)	(29,549)	(4,326)
Discontinued operations	20,207	3	—	24,451	(9,031)	(1,322)
	22,460	(15,013)	(2,198)	16,829	(38,580)	(5,648)

INCOME (LOSS) PER SHARE:
Basic
Income (loss) from continuing operations	0.12	(0.71)	(0.10)	(0.40)	(1.42)	(0.21)
Income (loss) from discontinued operations	1.05	—	—	1.29	(0.43)	(0.06)
Net income (loss) per share	1.17	(0.71)	(0.10)	0.89	(1.85)	(0.27)

Diluted
Income (loss) from continuing operations	0.10	(0.71)	(0.10)	(0.34)	(1.42)	(0.21)
Income (loss) from discontinued operations	0.88	—	—	1.10	(0.43)	(0.06)
Net income (loss) per share	0.98	(0.71)	(0.10)	0.76	(1.85)	(0.27)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING
Basic	19,323,416	21,123,416	21,123,416	18,982,757	20,883,085	20,883,085

Diluted	22,926,151	21,123,416	21,123,416	22,235,670	20,883,085	20,883,085

CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF JUNE 30, 2009 AND DECEMBER 31, 2008

(Amounts in thousands, except share and per share data)

	December 31, 2008	June 30, 2009	June 30, 2009

	RMB	RMB	US$
		(Unaudited)	(Unaudited)
ASSETS
CURRENT ASSETS
Cash	120,888	158,504	23,205
Trade receivables:
Related parties	70,830	—	—
Others	4,157	1,755	257
Bills receivable	1,460	—	—
Note receivable	96,166	—	—
Inventories	66,245	5,614	822
Deferred tax assets	5,470	966	141
Other assets	25,061	42,670	6,247
	390,277	209,509	30,672
ASSETS CLASSIFIED AS HELD FOR SALE	—	442,543	64,790
TOTAL CURRENT ASSETS	390,277	652,052	95,462
INVESTMENT IN UNCONSOLIDATED INVESTEES	22,210	17,489	2,560
ADVANCES TO UNCONSOLIDATED INVESTEES, NET	39,290	38,346	5,614
PROPERTY AND EQUIPMENT, NET	238,591	185,545	27,164
DEPOSITS FOR BUSINESS ACQUISITIONS AND OTHER	119,741	48,119	7,045
TOTAL ASSETS	810,109	941,551	137,845
LIABILITIES AND EQUITY
CURRENT LIABILITIES
Bills payable	—	10,000	1,464
Accounts payable	7,361	17,100	2,504
Advance from customers	15,261	2,781	407
Accrued liabilities	8,014	3,001	439
Income tax and other taxes payable	12,368	1,192	175
Other payables	25,485	26,933	3,943
Current portion of related party capital lease obligation	9,977	—	—
Related party payable	18,316	168,396	24,654
	96,782	229,403	33,586
LIABILITIES ASSOCIATED WITH ASSETS CLASSIFIED AS HELD FOR SALE	—	107,174	15,690
TOTAL CURRENT LIABILITIES	96,782	336,577	49,276
NON CURRENT LIABILITIES
Related party capital lease obligation, net of current portion	10,780	—	—
Long term loan	—	100,000	14,640
Other payables	10,087	82,612	12,095
TOTAL NON-CURRENT LIABILITIES	20,867	182,612	26,735
TOTAL LIABILITIES	117,649	519,189	76,011
EQUITY
China Natural Resources, Inc. equity:
Preferred shares, no par:
Authorized - 10,000,000 shares;	—	—	—
Common shares, no par:
Authorized - 200,000,000 shares;
Issued and outstanding – 19,623,416 and 21,123,416 shares at December 31, 2008 and June 30, 2009, respectively	312,081	312,081	45,689
Reserves	7,331	7,331	1,073
Additional paid-in capital	228,752	288,159	42,187
Excess of purchase price over net asset value	(7,149)	(313,139)	(45,844)
Retained earnings	173,087	134,507	19,692
Other comprehensive loss	(35,561)	(35,123)	(5,142)
TOTAL CHINA NATURAL RESOURCES, INC. EQUITY	678,541	393,816	57,655
NON-CONTROLLING INTERESTS	13,919	28,546	4,179
TOTAL LIABILITIES AND EQUITY	810,109	941,551	137,845

Mr. Feilie Li, the Company's Chairman and CEO, commented on the 2009 interim results "the first half of 2009 posted a challenge to the operation of China Natural Resources.  The global financial crisis caused the PRC economy to slow down sharply.  Base metal prices fell in general as compared to the first half of 2008 amid slowing industrial production.  However, China is expected to recover at a faster pace than other countries, and our mining operations are poised to benefit from the mainland's growth prospects and supportive policies.  The China economy grew 7.9% year on year in the second quarter which suggests that the China economy is expanding and steel demand from downstream customers is recovering.  We expect ore prices to rise in 2010 as demand for steel recovers and a rebound in industrial production growth.  We remain committed to our strategy in expanding our coal and base metal resources in the PRC.”

For the convenience of the reader, amounts in Renminbi (“RMB”) have been translated into United States dollars (“US$”) at the applicable rate of US$1.00 = RMB6.8305 as quoted by Bloomberg Finance L.P. as of June 30, 2009.  The Renminbi is not freely convertible into foreign currencies and no representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate, or at all.

The condensed consolidated statements of operations and comprehensive income (loss) for the three and six months ended June 30, 2009 (unaudited) and the condensed consolidated balance sheet as of June 30, 2009 (unaudited) have been prepared in accordance with generally accepted accounting principles in the United States but omit certain financial statements and note disclosure that would be included in full financial statements prepared in accordance with US GAAP.  The condensed consolidated statements of operations and comprehensive income (loss) for the three and six months ended June 30, 2009 (unaudited) and the condensed consolidated balance sheet as of June 30, 2009 (unaudited) are derived from, and should be read in conjunction with, the Company’s unaudited condensed consolidated financial statements for the three and six months ended June 30, 2009 and 2008, which was filed with the Securities and Exchange Commission on December 2, 2009 under cover of Form 6-K.  The results of operations for the six months ended June 30, 2009 are not necessarily indicative of the results of operations that may be expected for the year ending December 31, 2009.

About China Natural Resources, Inc.

China Natural Resources, Inc., a British Virgin Islands corporation, through its operating subsidiaries in the People's Republic of China, is currently engaged in (a) the acquisition and exploitation of mining rights, including the exploration, mineral extraction, processing and sale of iron, zinc and other nonferrous metals, extracted or produced at mines primarily located in Anhui Province in the PRC, and (b) the acquisition, exploration, development and production of coal resources in Guizhou province in the PRC.

This press release includes forward-looking statements within the meaning of federal securities laws.  These forward-looking statements are based upon assumptions believed to be reliable, but involve risks and uncertainties that may cause actual results of operations to differ materially from the forward-looking statements.  Among the risks and uncertainties that could cause our actual results to differ from our forward-looking statements are our intent, belief and current expectations as to business operations and operating results of the Company, uncertainties regarding the governmental, economic and political circumstances in the People’s Republic of China, risks and hazards associated with the Company’s mining activities, uncertainties associated with ore reserve estimates, uncertainties associated with metal price volatility, uncertainties associated with the Company’s reliance on third-party contractors and other risks detailed from time to time in the Company’s Securities and Exchange Commission filings. Although the Company’s management believes that the expectations reflected in forward-looking statements are reasonable, it can provide no assurance that such expectations will prove to be accurate.

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